WHITECLOUDS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

April 3, 2017

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
WhiteClouds, Inc.
Ogden, UT

We have reviewed the accompanying balance sheet of WhiteClouds, Inc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 3, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WHITECLOUDS, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 64,892	$ 100,651
Accounts Receivable	204,952	240,679
Inventory	406,491	500,650
Other Current Assets	11,578	11,578
TOTAL CURRENT ASSETS	687,913	853,558
NON-CURRENT ASSETS		
Property and Equipment, Net	2,293,372	3,099,289
Deposits	45,145	45,145
Patents, Net	16,309	-
Goodwill	922,791	842,009
	3,277,617	3,986,443
TOTAL ASSETS	$ 3,965,530	$ 4,840,001

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	$ 843,423	$ 487,975
Accrued Expenses	24,832	-
Accrued Payroll	94,991	98,910
Taxes Payable	15,610	81,915
TOTAL CURRENT LIABILITIES	978,856	668,799
NON-CURRENT LIABILITIES		
Lease Payables, Long Term	405,807	712,901
Notes Payable	4,444,000	600,000
TOTAL NON-CURRENT LIABILITIES	4,849,807	1,312,901
TOTAL LIABILITIES	5,828,663	1,981,700
SHAREHOLDERS' EQUITY		
Common Stock (33,132,304 shares issued and outstanding, $.0001 par value)	6,903	5
Additional Paid in Capital	2,967,019	2,967,019
Retained Earnings (Deficit)	(4,837,054)	(108,722)
TOTAL SHAREHOLDERS' EQUITY	(1,863,132)	2,858,302
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,965,530	$ 4,840,001

Unaudited- See accompanying notes.

WHITECLOUDS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Operating Income		
Sales	$ 2,562,441	$ 4,906,343
Cost of Sales	(1,528,380)	(854,311)
Gross Profit	1,034,062	4,052,032
Operating Expense		
Employee Compensation	2,504,125	1,354,303
Research and Development	766,676	314,235
Depreciation	645,583	414,357
General and Administrative	460,566	91,357
Advertising	397,963	87,970
Facility Rental	338,497	85,079
Computer and Internet	150,088	56,124
Shipping to Customers	10,433	55,302
Supplies	95,153	31,951
Travel	83,560	36,708
Legal and Professional Services	42,709	27,383
Insurance	34,100	17,945
Royalties	23,503	496
Contract Labor	22,900	11,712
Equipment Rental	1,628	2,094
Bad Debt	490	4,915
Consulting	-	1,640
	5,577,974	2,593,572
Net Income from Operations	(4,543,912)	1,458,460
Other Income (Expense)		
Interest Income	2,000	2,597
Amortization Expense	(35,420)	-
Other Income (Expense)	(82,844)	4,315
Non-Income Tax Expense	(78,638)	(13,937)
Interest Expense	(54,106)	(6,399)
Net Income Before Provision for Income Tax	(4,792,920)	1,445,036
Provision for Income Taxes	64,335	(64,435)
Net Income	$ (4,728,585)	$ 1,380,601

WHITECLOUDS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (4,728,585)	$ 1,380,601
Change in Payables	380,280	250,788
Change in Receivables	35,727	(167,965)
Change in Accrued Payroll	(3,919)	98,910
Change in Taxes Payable	(66,305)	64,513
Change in Inventory	94,159	(298,166)
Change in Deposits	-	(27,125)
Net Cash Flows From Operating Activities	(4,288,643)	1,301,556
Cash Flows From Investing Activities		
Purchase or Sale of Software and Equipment	188,747	(2,216,218)
Change in Patents	(16,309)	-
Change in Goodwill	(13,951)	(923,599)
Leasehold Improvements	(17,767)	(250,922)
Facility and Equipment Deposits	-	(23,894)
Change in Accumulated Depreciation	573,252	415,715
Change in Accumulated Amortization	(4,893)	-
Net Cash Flows From Investing Activities	709,078	(2,998,918)
Cash Flows From Financing Activities		
Change in Lease Payables, Long Term	(307,094)	185,912
Change in Convertible Notes	3,844,000	600,000
Change in Additional Paid in Capital	-	818,417
Sale of Stock	6,898	5
Net Cash Flows From Financing Activities	3,543,804	1,604,334
Cash at Beginning of Period	100,651	193,678
Net Increase (Decrease) In Cash	(35,760)	(93,028)
Cash at End of Period	$ 64,892	$ 100,651

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

WhiteClouds, Inc. ("the Company") is a corporation formed under the laws of the State of Utah. The Company derives revenue from the design and manufacture of custom, 3D printed models for use in various industries.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management’s experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2016 and 2015, the Company recorded losses on uncollectible receivables in the amount of $490 and $4,915, respectively.

Inventory

The Company’s inventory includes raw materials, supplies, and completed items that are held for sale. Management’s experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Goodwill

The Company capitalized goodwill as the result of its acquisition of 3DplusMe, Inc. in 2015, and Sandboxr, Inc. in 2016. Under GAAP, goodwill is tested periodically for impairment, but not otherwise adjusted. As of December 31, 2016, the Company has not recognized any impairment loss on goodwill.

Extraordinary Items- Revenue

The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP. As a result, $3,500,000 in one-time consulting revenue received in 2015 and previously depicted as an "extraordinary item" has been included in sales revenue for that year.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company leases office buildings (or portions thereof) and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

Future minimum payments by category of lease are as follows:

	2017	*2018*	*2019*	*2020*
Equipment	$350,081	$249,709	$86,109	$5,564
Buildings	$ 9,600			

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2016. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2016 will expire if unused after tax year 2036. The Company's 2014 federal tax filing will be subject to review by the Internal Revenue Service

until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Franchise Tax requirements in the State of Utah. The Company's Utah tax filings for tax year 2014, 2015, and 2016 will be subject to review by that State until the expiration of the statutory period in 2018, 2019, and 2020, respectively.

NOTE E- EQUITY BASED COMPENSATION

In 2013, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2016, options issued, available, and exercised were as follows:

Options Authorized	6,000,000
Options Issued	3,758,497
Options Available	2,241,503

In 2015, 12,500 vested options were exercised by option holders. In 2016, 379,375 vested options were exercised by option holders.

NOTE F- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 8% per annum and have twenty-four month terms, with the earliest commencing in November of 2015. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 3, 2017, the date that the financial statements were available to be issued.